# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

July 1, 2026

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In the Matter of

**Dome Capital, LLC**
**10006 Cross Creek Blvd #103**
**Tampa, FL 33647**

**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-12619

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Dome Capital, LLC filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment to the offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the post-qualification amendment to the offering statement be declared abandoned on July 1, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief